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Exhibit 99.2

FACTORS AFFECTING FUTURE OPERATING RESULTS

        This Form 10-K, our Forms 10-Q, our Annual Report to Shareholders or any Form 8-K of ours or any other written or oral statements made by or on behalf of us may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, those discussed below that could cause actual results to differ materially from historical results or anticipated results. The words "will," "plan," "believe," "expect," "anticipate," "target" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following are among the factors that could cause our actual results to differ materially from historical results or anticipated results:

  Risks Related to Our Business

Our real property portfolio is affected by economic conditions, local real estate considerations and other factors

        The revenues and cash flow generated by, and the value of, our properties may be adversely affected by general economic conditions and local economic and real estate conditions, including:

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  the perceptions of prospective tenants or purchasers of the attractiveness of a particular property;

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  the inability to collect rent due to bankruptcy or insolvency of tenants or otherwise; and

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  the level of operating costs.

        Other factors, including changes in tax laws, interest rates and the availability of financing, may also negatively affect revenues, cash flows and values.

        Decreases in consumer spending because of recessionary economic conditions, tight consumer credit policies or other factors could adversely affect our results of operations and cash flows. In addition, a portion of our rental revenue is derived from our tenant leases in retail centers which provide for rental payments based upon tenant sales in excess of specified levels, and decreases in consumer spending could reduce this rental revenue.

        Our business and operating results may be affected by a change in general economic conditions. For example, an increase in interest rates will affect the interest payable on our outstanding floating rate debt and may also result in increased interest expense if fixed rate debt is refinanced at higher interest rates. In addition, domestic or international incidents, such as terrorist attacks, could affect general economic conditions and our business.

We are dependent upon rental income from our retail centers and office/industrial buildings

        Our results of operations and cash flows are substantially dependent upon rental income from tenants in our retail centers and office/industrial buildings. We would be adversely affected if a significant number of our tenants were unable to meet their obligations or if we were unable to lease a significant amount of space in our properties on economically favorable terms. When a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, the bankruptcy or insolvency or departure of a major tenant at one or more of our properties may have an adverse effect on those properties and could, among other things, make those properties less attractive to consumers or prospective tenants.

Uncertainty resulting from terrorist attacks and a decline in equity markets could hurt our operating results

        Following the September 11, 2001 terrorist attacks, there was considerable uncertainty in world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known but could include, among other things, increased volatility in the prices of securities. In addition, there have been significant declines in share prices on United States equity markets. These market conditions, together with the need for heightened security across the country, could contribute to a decrease in consumer confidence and a general slowdown in economic growth. If these circumstances reduce traffic flow at our retail centers, we could experience lower occupancy rates and rents in the future. These uncertainties could also materially adversely affect our ability to refinance maturing indebtedness or obtain favorable financing for our development activities.

        We were largely spared direct losses caused by the terrorist attacks of September 11, 2001. Operations were disrupted only at South Street Seaport, a retail center in lower Manhattan that we own and operate. The center was closed for a week following the attacks for use as a staging and rest area for rescue workers. It did not sustain significant physical damage. Customer traffic, tenant sales and rents at South Street Seaport are generally affected by the level of pedestrian and other traffic and other commercial activity in lower Manhattan. It is difficult to predict with certainty when, if ever, customer traffic, tenant sales and rents will return to historical levels. Customer traffic at our other retail centers was lighter than usual for several days after the attacks but has generally returned to normal levels at our surburban properties. Traffic at our urban specialty marketplaces is more dependent on tourism and continues to be lighter than historical levels. There can be no assurance that visitor activity at our urban specialty marketplaces will return to levels experienced before the attacks. Las Vegas, where we have a substantial concentration of assets, experienced a significant decline in visitor activity in the weeks immediately following the attacks but has since largely recovered.

Some of our properties are geographically concentrated and, as a result, are sensitive to local economic and real estate conditions

        Some of our properties are geographically concentrated. As a result, our results of operations from our office and industrial buildings and land sales depend on local economic and real estate conditions, including the availability of comparable, competing buildings and land. Most of our office and industrial buildings are located in the Baltimore-Washington region, including Columbia, Maryland, and in the Las Vegas, Nevada metropolitan area. Our land sales also relate primarily to land in and around Columbia, Maryland, and Las Vegas, Nevada. These office and industrial buildings and land sales are affected by economic developments in the Baltimore-Washington region and the greater Las Vegas, Nevada metropolitan area, and by local real estate conditions and factors such as applicable zoning laws and the availability of financing for residential and commercial development.

We are subject to extensive environmental regulation which could impose higher costs or liabilities on us

        We, as an owner, operator and manager of real property, are subject to extensive regulation under federal, state and local environmental laws. These laws are subject to change from time to time and could impose higher costs or liabilities on us.

        Under various environmental laws, a current or previous owner or operator of real property may become liable for the costs of the investigation, removal and remediation of hazardous or toxic substances on, under, in or migrating from that property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to remediate hazardous or toxic substances when present, may impair our ability to sell or rent the real property or to borrow using that property as collateral.

        Persons who arrange for the disposal or treatment of hazardous or toxic wastes may also be liable for the costs of the investigation, removal and remediation of such wastes at the disposal or treatment facility, regardless of whether the facility is owned or operated by that person. Other environmental laws require abatement or removal of asbestos-containing materials when demolishing, renovating or remodeling, impose worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air.

        Environmental laws also strictly regulate underground storage tanks to prevent leakage or other releases of hazardous substances into the environment. We could be held liable for costs associated with the release of regulated substances or related claims because of our ownership, operation and/or management of properties containing underground storage tanks. In addition to remediation actions brought by governmental agencies, the presence of hazardous substances on a property could result in personal injury or similar claims by private plaintiffs. These claims could result in costs or liabilities which could exceed the value of that property.

        We generally conduct environmental reviews of properties that we acquire and develop. However, these reviews may fail to identify all environmental or similar problems prior to acquisition. We are not aware of any environmental condition, or notification by any private party or governmental authority of any non-compliance, liability or other claim related to any environmental condition at any of our properties that would require material expenditures by us. However, we could become subject to such claims or liabilities in the future.

Our Nevada properties are vulnerable to special local economic and environmental conditions

        We own significant properties in Nevada, including the following: approximately 2.2 million rentable square feet of office and industrial space primarily around Las Vegas; Fashion Show, a 1,518,000 square foot regional shopping center located on "the Strip" in Las Vegas, which is currently being redeveloped, and approximately 6,500 saleable acres of development and investment land located primarily in Summerlin.

        The Las Vegas metropolitan area is a desert environment where the ability to develop real estate is largely dependent on the continued availability of water. The Las Vegas metropolitan area has a limited supply of water to service future development, and it may not be successful in obtaining new sources of water. If new sources of water prove to be inadequate, our development activities could be adversely affected.

        The Las Vegas valley is classified as a serious PM-10 nonattainment area by the U.S. Environmental Protection Agency, or EPA. Both PM-10 and carbon monoxide are pollutants for which the EPA has established National Ambient Air Quality Standards. State Implementation Plans, known as "SIPs", have been developed by the Clark County Air Quality Management Board to maintain EPA standards for carbon monoxide and to achieve EPA standards for PM-10. The SIPs will affect the cost of development but are not expected to have a material impact. The SIPs have been deemed complete by the EPA and are subject to EPA approval. In the event the EPA does not approve the SIPs, federal sanctions for nonattainment or the imposition of a Federal Implementation Plan could adversely affect our real estate development activities in the Las Vegas valley.

        The rate of growth in the Las Vegas metropolitan area has been straining the capacity of the existing infrastructure, particularly schools, water delivery systems, transportation systems, flood control programs and sewage treatment facilities. Federal, state and local government agencies finance the construction of infrastructure improvements through various means, including general obligation bond issues, some of which require voter approval. The failure of these agencies to obtain financing for, or to complete, infrastructure improvements could materially delay our development efforts in the area or materially increase our development costs through the imposition of impact fees and other fees and taxes, or by requiring us to construct or fund portions of infrastructure.

        On February 15, 2002, President George W. Bush notified Congress that, based upon the recommendation of the Secretary of Energy, he recommended the Yucca Mountain site in Nevada to be a suitable location for a repository site for highly radioactive materials. Yucca Mountain is located approximately 100 miles from Las Vegas. In April 2002, the State of Nevada disapproved the site; however, under the applicable legislation, that disapproval was overridden when the site was approved by the U.S. House of Representatives on May 8, 2002 and by the U.S. Senate on July 9, 2002. For the project to proceed other approvals are necessary, including a license from the U.S. Nuclear Regulatory Commission. The location of a repository site at Yucca Mountain could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

        A number of other states have legalized casino gaming and other forms of gambling. A number of states have also negotiated compacts with Indian tribes under the U.S. Indian Gaming Regulatory Act of 1988 that permit gaming on Indian lands. These additional gaming venues create alternative destinations for gamblers and tourists who might otherwise visit Las Vegas. These gaming venues could have an adverse effect on the Las Vegas economy and on our properties in the Las Vegas area.

        We understand that Nevada Power Company, the electric utility provider in Southern Nevada, is struggling to recover costs incurred when wholesale energy prices soared in the summer of 2001. In April 2002, the Public Utilities Commission of Nevada disallowed $437 million of a $922 million rate increase application filed by Nevada Power Company. We also understand, based on reports in the financial press, that Nevada Power Company may be experiencing some financial difficulties, which could impair its ability to do business. In addition to providing electricity, Nevada Power Company constructs infrastructure, such as transformer substations and distribution lines that serve development and investment land located in Summerlin. Any delay or failure of Nevada Power Company to construct infrastructure improvements or provide other utility services could materially delay our development efforts in the area and materially increase our development costs.

Our development projects are dependent on financing and governmental approvals and vulnerable to unforeseen costs, delays and uncertain revenue streams

        Our new development projects are dependent on:

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  the availability of financing; and

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  the receipt of zoning, occupancy and other required governmental permits and authorizations.

        These projects may be vulnerable to:

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  construction delays or cost overruns that may increase project costs;

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  the failure to achieve anticipated occupancy or sales levels or to sustain anticipated occupancy or sales levels; and

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  decisions not to proceed with projects, which will result in the write-off of costs.

We may develop new properties, and this activity is subject to various risks

        We intend to continue to pursue development and expansion activities as opportunities arise. In connection with any development or expansion, we will be subject to various risks, including the following:

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  we may abandon development or expansion opportunities that we explore;

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  construction costs of a project may exceed original estimates or available financing, possibly making the project unprofitable;

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  we may not be able to obtain financing or to refinance construction loans, which generally have full recourse to us;

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  we may not be able to obtain zoning, occupancy and other required governmental permits and authorizations;

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  rents and operating costs at a completed project may not meet projections and, therefore, the project may not be profitable; and

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  we may not be able to obtain anchor, mortgage lender and property partner approvals, if applicable, for expansion activities.

        If a development project is unsuccessful, our loss could exceed our investment in the project.

Our properties are uninsured against certain catastrophic losses

        We carry liability, fire, flood, extended coverage and rental loss insurance on our properties with insurance limits and policy specifications that we believe are customary for similar properties. However, certain losses of a catastrophic nature, such as wars, earthquakes or other similar catastrophic events, may be either uninsurable or, in our judgment, not insurable on a financially reasonable basis. Since September 11, 2001, losses related to terrorism have become harder and more expensive to insure against, and we have generally not been able to obtain all risk insurance policies covering our real estate that include general coverage for terrorist acts. Rather, we now insure our properties against terrorism with an aggregate total limit of $100 million which is a lower level of coverage than before September 11, 2001. If a major uninsured loss occurs, we could lose both our invested capital in and anticipated profits from the affected property. Therefore, we are at risk for financial loss in excess of these limited amounts for terrorist acts as defined by the policies, which loss could be material.

        Many of our debt instruments, including our mortgage loans secured by our properties, which are generally non-recourse to us, and our revolving credit agreement, contain customary covenants requiring us to maintain insurance. The lenders under these instruments may take the position that our coverage for losses due to terrorist acts fails to meet covenant requirements and therefore is a breach of these debt instruments that allows the lenders to declare an event of default and accelerate repayment of the debt. In addition, lenders' requirements regarding coverage for these risks could adversely affect our ability to finance or refinance our properties and to expand our portfolio.

We invest in real estate investments which may be illiquid

        Real estate investments are relatively illiquid, and some of our properties are subject to restrictions on transfer. This illiquidity tends to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In addition, significant expenditures associated with each real estate investment, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in revenue from the investment. If revenue from a property declines while the related expenses do not decline, our earnings, cash flow from operations, and cash flow available for distribution to our stockholders would be adversely affected. A significant portion of our properties are mortgaged to secure payment of indebtedness, and if we were unable to meet our mortgage payments, we could lose money as a result of foreclosure on the properties by the various mortgagees. In addition, if it becomes necessary or desirable for us to dispose of one or more of the mortgaged properties, we might not be able to obtain a release of the lien on the mortgaged property without payment of the associated debt. We own several of our properties jointly with other partners. Contractual arrangements with joint owners may also limit our ability to transfer, sell or refinance these properties without the consent of third parties.

We are subject to competition from other participants in the real estate industry

        We face considerable competition from other developers, managers and owners of real estate in pursuing leasing and management revenues, land for development, property acquisitions and tenants for properties. We may not be successful in responding to or addressing competitive conditions.

We are a real estate investment trust and will continue to be subject to complex current and future tax requirements

        We began operating as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, on January 1, 1998. We may in the future become owned and organized, or operate, in a manner so as to disqualify us as a REIT. In order to qualify for and maintain our REIT status, we must meet organizational and operational requirements. We believe that our organization and method of operation enable us to meet the current tax law requirements for qualification as a REIT. However, qualification for REIT status requires compliance with complex limitations on the type and amount of income and assets that a REIT may receive or hold.

        In order to maintain our REIT qualification, we must make distributions to our stockholders, aggregating annually at least 90% of our REIT taxable income (which does not include net capital gains). The actual amount of our future distributions to our stockholders will be based on the cash flows from operations, from properties and from any future investments and on our net taxable income. We could have taxable income without sufficient funds to enable us to meet the distribution requirements applicable to a REIT. As a result, we may have to borrow funds or sell investments on less than favorable terms or pay taxable stock dividends to meet distribution requirements.

        If we fail to maintain our qualification, as a REIT, we would have to pay federal income tax, including any applicable alternative minimum tax, on our taxable income at corporate rates. In addition, under current law distributions to our stockholders would no longer be deductible. Unless entitled to relief under statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year in which qualification was lost. This treatment would reduce our cash flow, as well as net earnings available for investment or distribution to stockholders, because of the additional tax liabilities for the year or years involved. Moreover, during any period of disqualification, we would no longer be required by the Internal Revenue Code to make any distributions as a condition to REIT qualification. To the extent that distributions to stockholders would have been made in anticipation of our continuing to qualify as a REIT, we might be required to borrow funds or liquidate investments on adverse terms to pay the applicable tax.

        Future economic, market, legal, tax or other considerations may cause us to determine that it is in our best interest and the best interest of our shareholders to revoke our REIT election. We would then be disqualified from electing treatment as a REIT for the four taxable years following the year of the revocation.

Stock market fluctuations may affect the value of the assets in our qualified defined benefit pension plan and we may elect to make additional contributions to the plan to maintain or improve the funded status of the plan

        In February 2003, our Board of Directors approved modifications to curtail our defined benefit pension plans so that covered employees will not earn additional benefits for future services. However, benefits that covered employees have earned through the modification date are payable upon separation or retirement from the Company. A portion of the assets that will be used to satisfy earned benefits of our qualified defined benefit pension plans include marketable equity securities. Stock market declines may affect the value of these marketable equity securities and may require us to make additional discretionary contributions to fund the pension liabilities or pay benefits.

  Risks Related to the Acquisition of Assets From Rodamco

Properties designated for sale which were acquired jointly may not be sold on the anticipated time schedule or at the prices expected

        We, Simon Property Group, Inc. ("Simon") and Westfield America Trust ("Westfield") have agreed to own jointly some of the properties acquired in the acquisition of assets from Rodamco. We and the other two purchasers have designated some of these jointly-owned properties for sale or other disposition. We will not have independent control over the timing and manner of the sales of the remaining properties, but rather will have to make decisions jointly with the other two purchasers. These sales will be, in many cases, subject to consent or first refusal rights that may delay the sale or reduce the expected price. As a result, we cannot be certain as to the timing or terms of any potential sale of these assets.

We share control of some of the acquired properties with the other two purchasers and may have conflicts of interest with those purchasers

        We own a number of the acquired properties jointly with Simon and Westfield. The consent of each of the other purchasers could be required with respect to managing, financing, encumbering, expanding or selling any of these properties. We might not have the same interests as the other purchasers in relation to these properties. Accordingly, we might not be able to favorably resolve any of these issues, or we might have to provide financial or other inducement to the other purchasers to obtain a favorable resolution.

        In addition, various restrictive provisions and approval rights apply to sales or transfers of interests in the jointly-owned properties. Among other things, we might be required to make decisions about buying or selling interests in a property or properties at a time that is disadvantageous to us.

We may be responsible for unknown material liabilities

        We may be exposed to liabilities relating to Rodamco that we may have failed to discover prior to completion of the acquisition of assets from Rodamco. These liabilities may include liabilities that arise from noncompliance with environmental laws by prior owners for which we, as a successor owner, will be responsible. Our purchase agreement with Rodamco does not provide for indemnification of us by Rodamco. Rodamco has already distributed to its shareholders substantially all of the proceeds paid to Rodamco for the assets and is currently winding up operations in connection with its dissolution.

We acquired partnership interests with existing partners who have tax protection arrangements in place

        We acquired our interests in some former Rodamco properties by acquiring interests in existing partnerships. These existing partnerships have arrangements in place that protect the deferred tax situation of existing third party limited partners. Violation of these arrangements could impose costs on us. As a result, we may be restricted with respect to decisions such as financing, encumbering, expanding or selling these properties.

We may not be able to achieve the anticipated financial and operating results from our newly acquired assets

        We believe that the acquisition from Rodamco will enhance our future financial performance, including our net earnings, cash flow from operations and Net Operating Income. This belief is subject to risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results to differ materially from anticipated results. In addition, this belief is based on certain assumptions, many of which are forward-looking and uncertain in nature, including assumptions regarding our ability to:

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  integrate and manage our new properties in a way that will allow us to realize cost savings and synergies;

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  increase the occupancy rates and rents at our new properties;

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  dispose of the assets which are intended to be sold within the periods and on the terms we currently anticipate; and

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  raise long-term financing that will allow us to implement a capital structure at a cost of capital consistent with our objectives and expectations.

        Factors that could cause our actual results to differ from our beliefs include the factors discussed in this Exhibit. As a result of the risks and uncertainties attendant with the forward-looking statements described above and their underlying assumptions, investors should not rely upon our forward-looking statements as predictions of actual results.

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  Exhibit 99.2
FACTORS AFFECTING FUTURE OPERATING RESULTS